UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

 ______________________________________________
Medallion Financial Corp.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title and Class of Securities)
583928106
(CUSIP Number)
Kenneth Orr
KORR Acquisitions Group, Inc.
 Suite 305, 1400 Old Country Road
Westbury, NY 11590
(855) 567-7858
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
June 30, 2021
(Date of Event Which Requires Filing of Statement)
 ______________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: KORR Value, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,122,100
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,122,100
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,122,100
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.5% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1) Based on 25,033,486 shares of Common Stock of Medallion Financial Corp. (the “Issuer”) outstanding as of May 3, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 5, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: KORR Acquisitions Group, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,122,100
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,122,100
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,122,100
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.5% (1)
(14)	Type of Reporting Person (See Instructions): CO

(1) Based on 25,033,486 shares of Common Stock of the Issuer outstanding as of May 3, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: Kenneth Orr
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,122,100
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,122,100
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,122,100
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.5% (1)
(14)	Type of Reporting Person (See Instructions): IN

(1) Based on 25,033,486 shares of Common Stock of the Issuer outstanding as of May 3, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: David Orr
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 80,000 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 80,000 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1) Includes 20,000 shares of Common Stock of the Issuer underlying listed call options as further described in Item 6 below.

(2) Based on 25,033,486 shares of Common Stock of the Issuer outstanding as of May 3, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2021.

SCHEDULE 13D

CUSIP No. 583928106

(1)	Name of Reporting Persons: Jonathan Orr
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 84,975 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 84,975 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,975 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1) Includes 3,500 shares of Common Stock of the Issuer underlying listed call options as further described in Item 6 below.

(2) Based on 25,033,486 shares of Common Stock of the Issuer outstanding as of May 3, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on May 5, 2021.

Amendment No. 1 to Schedule 13D
The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by KORR Value, L.P. (“KORR Value”), KORR Acquisitions Group, Inc. (“KORR Acquisitions”), Kenneth Orr, David Orr and Jonathan Orr (collectively, the “Reporting Persons”) on March 31, 2021. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,122,100 shares of Common Stock directly held by KORR Value reported herein was $4,479,423. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 60,000 shares of Common Stock and options to purchase 20,000 shares of Common Stock directly held by David Orr was $357,600.  Such shares of Common Stock and options to purchase shares of Common Stock were purchased with the personal funds of David Orr (including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 81,475 shares of Common Stock and options to purchase 3,500 shares of Common Stock directly held by Jonathan Orr was $228,173.  Such shares of Common Stock and options to purchase shares of Common Stock were purchased with the personal funds of Jonathan Orr.

All shares of Common Stock and options to purchase shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 30, 2021, the Reporting Persons delivered a letter to the Issuer (the “Books and Records Demand”) demanding, pursuant to Section 220 of the Delaware General Corporation Law, review and inspection of certain of the Issuer’s Books and Records (as defined therein) relating to, among other things, the Issuer’s annual meeting of stockholders held on June 17, 2021, the compensation of officers or directors of the Issuer, potential conflicts of interest involving officers or directors of the Issuer, the valuation of the Issuer, the Issuer’s taxi medallion business and write-offs in the Issuer’s taxi medallion portfolio, the Issuer’s art investments and the Issuer’s NASCAR investment.  The purpose of the Books and Records Demand is to allow the Reporting Persons to gather information regarding potential mismanagement by the Issuer’s executives and/or members of the Board.

The Reporting Persons have expressed concerns that members of the Board lack independence or the skillset necessary to maximize shareholder value.  The Reporting Persons have made suggestions to the Issuer regarding paths to create greater value for shareholders, as was previously disclosed, and have recommended several potential qualified director candidates for Board consideration. However, the Reporting Persons believe that the Issuer has ignored such suggestions and has not made efforts to implement fundamental change.  The Reporting Persons state in the Books and Records Demand that the information obtained from such demand will allow the Reporting Persons to determine whether to take corrective measures, including potentially pursuing changes to the Issuer’s Board, in the event that members of the Issuer’s Board and management did not or do not properly discharge their fiduciary duties to all shareholders.

The foregoing description of the Books and Records Demand does not purport to be complete and is qualified in its entirety by reference to the text of the Books and Records Demand, which is filed as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons may engage with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions with the Issuer’s management or members of the Board, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated to read as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based 25,033,486 shares of Common Stock of the Issuer outstanding as of May 3, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 5, 2021.

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,122,100 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over the 1,122,100 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares.

David Orr exercises voting and investment power over the 60,000 shares of Common Stock of the Issuer and the listed American-style call options to purchase 20,000 shares of Common Stock of the Issuer directly held by him.

Jonathan Orr exercises voting and investment power over the 81,475 shares of Common Stock of the Issuer and the listed American-style call options to purchase 3,500 shares of Common Stock of the Issuer directly held by him.

(c) Transactions by the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of KORR Value in accordance with their respective limited partnership interests.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

David Orr holds listed American-style call options referencing an aggregate of 20,000 shares of Common Stock of the Issuer, which have an exercise price of $2.50 per share of Common Stock and expire on August 20, 2021.

Jonathan Orr holds listed American-style call options referencing an aggregate of 3,500 shares of Common Stock of the Issuer, which have an exercise price of $2.50 per share of Common Stock and expire on August 20, 2021.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Books and Records Demand, dated June 30, 2021.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of June 30, 2021

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
Name:	Kenneth Orr
Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
Name:	Kenneth Orr
Title:	Chief Executive Officer

By:	/s/ Kenneth Orr

By:	/s/ David Orr

By:	/s/ Jonathan Orr

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 29, 2021. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market.

KORR Value, L.P.

Date	Instrument Type		Quantity Purchased (Sold)	Price
05/11/21	Common Stock		500	$8.822
05/14/21	Common Stock		100	$8.687
05/27/21	Common Stock		400	$9.150
06/04/21	Common Stock		100	$9.208
06/04/21	Common Stock		100	$9.230
06/04/21	Common Stock		(100)	$9.150
06/04/21	Common Stock		100	$9.210
06/04/21	Common Stock		100	$9.228
06/04/21	Common Stock		100	$9.210
06/22/21	Common Stock		600	$8.888
06/22/21	Common Stock		1,000	$8.890
06/22/21	Common Stock		500	$8.918
06/22/21	Common Stock		300	$8.918
06/24/21	Common Stock		400	$9.170
06/25/21	Common Stock		300	$8.990
06/25/21	Common Stock		500	$8.994
06/25/21	Common Stock		500	$9.020
06/25/21	Common Stock		200	$8.935
06/25/21	Common Stock		500	$8.946
06/25/21	Common Stock		1,000	$8.948
06/25/21	Common Stock		500	$8.940
06/25/21	Common Stock		1,000	$8.946
06/25/21	Common Stock		100	$8.990
06/25/21	Common Stock		300	$8.977
		David Orr
Date	Instrument Type		Quantity Purchased (Sold)	Price
06/17/21	Common Stock		3,000	$8.900

		Jonathan Orr
Date	Instrument Type		Quantity Purchased (Sold)	Price
05/05/21	Common Stock		(590)	$9.035
05/05/21	Common Stock		(1,000)	$9.020
05/06/21	Aug 20 ’21 $2.50 Call Options		(10)	$6.500
05/11/21	Common Stock		(500)	$8.807
05/11/21	Aug 20 ’21 $2.50 Call Options		(10)	$6.300
05/11/21	Aug 20 ’21 $2.50 Call Options		(10)	$6.300
05/11/21	Common Stock		(1,500)	$8.818
05/12/21	Aug 20 ’21 $2.50 Call Options		(5)	$6.200
06/02/21	Common Stock		150	$9.215
06/02/21	Common Stock		100	$9.070
06/07/21	Common Stock		200	$9.400
06/09/21	Common Stock		125	$8.980
06/16/21	Common Stock		100	$8.980
06/17/21	Common Stock		100	$8.860
06/17/21	Common Stock		100	$8.820
06/18/21	Common Stock		100	$8.860
06/18/21	Common Stock		100	$8.620
06/21/21	Common Stock		100	$9.000
06/21/21	Common Stock		100	$9.020
06/22/21	Common Stock		100	$8.920
06/25/21	Common Stock		100	$8.990